SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

New Retail Project

New products, selling tickets through the Casas Bahia retail chain, and a marketing campaign featuring Ivete Sangalo are some of the new measures being taken to increase demand, especially to the new Brazilian middle class

São Paulo, August 6, 2010 — We are launching a set of actions to encourage the use of air transportation. As of August 8, through a new retail project, we will strengthen our efforts to make plane tickets increasingly more accessible to the overall Brazilian population.

We will set up sales stands in branch stores of the Casas Bahia retail chain and continue to proceed with our plan to inaugurate TAM Viagens franchise offices, in order to have a presence in the greatest number of cities throughout the country. The airline also is creating a series of products aimed at the emerging public and for those who already use its services.

“TAM is for everybody. The strengthening of the Brazilian economy over the past few years increased the consuming power in the country. It is necessary to prove to this new middle class that the privilege of flying no longer is limited to just a few”, stated Líbano Barroso, president of TAM Linhas Aéreas. “In order to do this, we will be active on a number of fronts: points of sale located in many parts of the country, beginning in São Paulo; new financing lines; advertising campaigns; and products for this new public,” he added.

Because 75% of our passengers travel for business purposes, their trips are concentrated between 7 a.m. and 10 a.m. and between 4 p.m. and 8 p.m. Passengers who travel for leisure are more price sensitive and, therefore, are more likely book trips on flights departing at the beginning of the afternoon and at night. Between 10 a.m. and 5 p.m. and from 8 p.m. and 6 a.m. travel on TAM’s airplanes is extremely competitive with bus trips.

“We already offer cheaper tickets for off-peak hour flights, and now we want to expand the access channel,” explained Barroso. “Our current structure — with its size, its fleet and its routes — makes it possible to expand service without changing the quality of the service we offer our passengers. Quality flying: that is what we want to make more democratic,” said Barroso.

Initially, we will have sales stands inside Casas Bahia stores in Praça Ramos, Vila Nova Cachoeirinha and São Mateus, in São Paulo. It will be possible to buy tickets through them in up to 12 installments using the ItaúCard/TAM card, the Casas Bahia credit card, or Visa and Mastercard cards. The minimum installment will be R$ 20.

After the pilot project, it is expected that TAM will expand into other branches of the retail chain’s operation. We will also sell airplane tickets through the Casas Bahia website. “The partnership with such a well known company that is important for this new public that wants to travel by airplane will bring us closer to these individuals,” said Barroso, remembering that the company already participated in two consecutive editions of the Super Casas Bahia event held annually by the retail chain in Rio de Janeiro and São Paulo.

We will also proceed with our plan to inaugurate TAM Viagens franchise offices to reach a larger number of cities throughout the country. “Our plan is to have 200 stores open by 2012.  What we want is that the new publics perceive that they can travel with us and will have access to our sales channels,” said Paulo Castello Branco, vice president for Sales and Planning at TAM.

Besides the new stores, we will have new products, especially designed for the new clients we want to attract. “Giro TAM,” for example, a program aimed at college students. “A single ticket will make it possible to make three stopovers before reaching the final destination,” explained Castello Branco.

Finally, we will develop more channels for these new consumers to connect with us. A website, www.tam.com.br/comoviajar, will be live as of August 8, and will contain videos with didactic content aimed especially at new entry-level passengers. A printed sheet containing information for first-time passengers will also be distributed at the airports.

Brazilian singer/performer Ivete Sangalo will be the star of an advertising campaign promoting the new retail project. “Because she can speak to all of our target audience and has the attributes that we desire, Ivete will make the message that we want to pass along accessible to the new consumer we want to reach. She will help us show that TAM is for everybody. These are the first actions to be taken. Others will follow,” stated Manoela Amaro, the company’s Marketing director. “All of the pieces will present price and payment plans to show that traveling with TAM is possible,” she said.

We have been working with a focus on retail since 2006. That year we introduced Tariff Bundles, allowing those with flexible schedules to obtain less expensive rates. Moreover, our MegaPromos during some weekends of the year (when tickets were sold with up to a 90% discount), our TAM Offers site, the ticket sales stands at Super Casas Bahia and the establishment in 2009 of a TAM Viagens store in the North Eastern Traditions Center are other frontline actions that we have initiated.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.9% domestic market share and 86.5% international market share in June 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7,2 million subscribers and has awarded more than 10.8 million tickets.
Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.